

August 11, 2011

Via E-mail
Reinhold Mackenroth
M Street Gallery, Inc.
815 W. Boynton Beach Blvd. 4-101
Boynton Beach, Florida 33437

> **Re: M Street Gallery, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-174404**

Dear Mr. Mackenroth:

We have reviewed your letter dated July 28, 2011 responding to our comment letter dated July 21, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 5

1. We note your response to comment four in our letter dated July 21, 2011. It appears that you have deleted the disclosure requested by comment ten in our letter dated June 20, 2011; accordingly, we re-issue comment ten in our letter dated June 20, 2011.

2. We note your response to comment five in our letter dated July 21, 2011. Your revisions suggest that management has not agreed to pay all of the expenses of this offering as previously indicated. Please supplementally confirm that that is the case, or advise and revise your filing appropriately.

Undertakings, page 33

3. Please add the following language to the beginning of the undertaking currently numbered as A.3 (i.e., the undertaking relating to Rule 430C): "That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:"

4. Please re-number your undertakings so they are numbered consecutively.

Exhibit 5.1

5. We note that you filed your legal opinion dated May 19, 2011. Accordingly, we reissue comments 35 through 39 in our letter dated June 20, 2011.

6. Please revise the number of shares in your legal opinion to correspond with the number of shares you are offering in the registration statement.

    You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

                        Sincerely,

                        /s/ Lilyanna L. Peyser for

                        James Allegretto
                        Senior Assistant Chief Accountant